NO ACT

PE
12-20-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025169

DIVISION OF
CORPORATION FINANCE



January 19, 2012

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-12

Re: The Boeing Company
Incoming letter dated December 20, 2011

Dear Mr. Lohr:

This is in response to your letter dated December 20, 2011 concerning the shareholder proposal submitted to Boeing by the Province of St. Joseph of the Capuchin Order. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: (Rev) Michael H. Crosby, OFMCap.
Province of St. Joseph of the Capuchin Order
mikecrosby@aol.com

January 19, 2012

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Boeing Company
Incoming letter dated December 20, 2011

The proposal relates to a code of conduct.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Boeing's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



**Michael F. Lohr**
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 20, 2011

**BY EMAIL**
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

**Re: Shareholder Proposal Submitted by the Province of St. Joseph of the Capuchin Order for Inclusion in The Boeing Company's 2012 Proxy Statement**

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from the Province of St. Joseph of the Capuchin Order (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2012 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal, together with the cover letter thereto, is attached to this letter as **Exhibit A**.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 16, 2012.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



## THE PROPOSAL

The Proposal relates to independent monitoring of the Company's supply chain and states:

> *RESOLVED that The Board of Directors of The Boeing Company work with management to implement independent third-party monitoring of its supply chain to verify compliance with its existing "Basic Working Conditions and Human Rights" and to regularly share with concerned shareholders its findings, along with the company's own findings.*

## BASES FOR EXCLUSION

The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on:

- Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency; and
- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

## BACKGROUND

The Company's Secretary received the Proposal on November 14, 2011, accompanied by a cover letter from the Proponent dated November 11, 2011. The cover letter asserted that the Proponent "has owned at least $2,000 worth of The Boeing Company common stock for over one year..." but lacked evidence that would support such assertion. In the cover letter, the Proponent noted that verification of ownership "will come from our Custodian under separate cover, dated November 11, 2011."

After confirming that the Proponent was not a shareholder of record and having failed to receive any subsequent correspondence from the Proponent or its custodian, in accordance with Rule 14a-8(f)(1), on November 22, 2011, the Company sent a letter to the Proponent via overnight courier (the "Deficiency Notice"). The Deficiency Notice requested a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Boeing stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement was required to be submitted to Boeing within 14 days of the Proponent's receipt of such letter. The Deficiency Notice included a copy of Rule 14a-8 and a copy of Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), each of which addresses eligibility and procedural issues relating to shareholder proposals. A copy of the Deficiency Notice, together with evidence that such Deficiency Notice was received by the Proponent on November 23, 2011, is attached hereto as **Exhibit B**.



The Company's Secretary received an undated correspondence on November 29, 2011 (the "Proponent Response") presumably for the purpose of verifying that the Proponent has been the beneficial owner of at least one percent or $2,000 in market value of the Company's common stock and has held such securities continuously for at least one year. The Proponent Response consisted of a copy of the cover letter to the Proposal and a summary of the Proponent's equity holdings in certain companies (including Boeing), purporting to specify the number and dollar value of Boeing securities held by the Proponent as of November 11, 2011. The summary of the Proponent's equity holdings did not specify the source of such summary, and no cover letter or other explanatory correspondence was included in the package. No further evidence of the Proponent's ownership of the Company's securities was included in the Proponent Response. A copy of the Proponent Response is attached hereto as **Exhibit C**. The Company has not received any additional correspondence to date purporting to verify the Proponent's ownership of Boeing securities, nor has the Company sent any further written correspondence to the Proponent.

## ANALYSIS

**BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(f) BECAUSE THE PROPONENT FAILED TO SUPPLY DOCUMENTARY SUPPORT EVIDENCING SATISFACTION OF THE CONTINUOUS OWNERSHIP REQUIREMENTS OF RULE 14A-8(b)**

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in pertinent part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company...."

Accordingly, the Staff has for many years concurred that documentary support from a proponent or other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. See, *e.g.*, *Clear Channel Communications* (Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser that was not a record holder). In *AMR Corp.* (Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of the proponent's AMR securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal." In SLB 14F, the Staff further clarified that "[b]ecause of the transparency of DTC participants' positions in a company's securities, we will take the view going forward



that, as it pertains for third party record owners for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

Furthermore, on numerous occasions the Staff has concurred in the exclusion of a proposal where the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. See, *e.g.*, *Time Warner Inc.* (Feb. 19, 2009) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); see also *General Electric Co.* (Dec. 19, 2008); *Exxon Mobil Corp.* (Jan. 29, 2008); *Qwest Communications International Inc.* (Jan. 23, 2008); *Verizon Communications Inc.* (Jan. 8, 2008); and *International Business Machines Corp.* (Dec. 19, 2004).

Like the proposals in the long line of precedent set forth above, the Proposal is excludable because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). The Proponent failed to initially provide any proof of its ownership of the Company's common stock with the Proposal as required by Rule 14a-8(b). In response, the Company provided notice of such deficiency to the Proponent in the Deficiency Notice in full compliance with Rule 14a-8(f) by describing the eligibility requirements of Rule 14a-8(b), explaining the deficiencies in the proof of ownership letter submitted with the Proposal (including that the Proponent was not a record owner of securities of the Company), notifying the Proponent of the requirement to respond within 14 days from the date of receipt of the Deficiency Notice in order for its Proposal to be eligible for inclusion in the Proxy Materials, and providing copies of Rule 14a-8 and SLB 14F. See **Exhibit B** attached hereto. The Proponent Response failed to provide sufficient proof of ownership as such Proponent Response merely provided a purported summary of the Proponent's ownership of the Company's securities as of November 11, 2011, without identifying the source of such summary, the record holder of such securities, or a statement that the securities were continuously held for at least one year as of the date that the Proposal was submitted. See **Exhibit C** attached hereto. In all, the Proponent both failed to (i) identify the source of the security ownership summary (if a third party) as a DTC participant as mandated by SLB 14F and (ii) establish that such securities were continuously held for at least one year as of the date the Proponent submitted the Proposal. See SLB 14F (Part C. Common errors shareholders can avoid when submitting proof of ownership to companies). Accordingly, because the Proponent Response failed to offer any cure or provide any proof of the Proponent's eligibility to submit the Proposal as required by Rule 14a-8(b), the Company (in accordance with Staff precedent) had no obligation to send a second deficiency notice to Proponent and, having received no additional evidence of ownership, the Proposal is properly excludable under Rule 14a-8(f).

**BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(7) BECAUSE THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS**



Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), at 4. The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first consideration is the subject matter of the proposal: "[C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal seeks to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

***The Proposal relates to the details of how Boeing implements its compliance programs and manages its supplier relationships, both of which are ordinary business operations***

The Staff consistently has recognized that shareholder proposals relating to a company's legal compliance program infringe on management's ability to run the company on a day-to-day basis and, therefore, may be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(7). See, *e.g.*, *Johnson & Johnson* (Feb. 22, 2010) (proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation* (July 14, 2009) (proposal requesting an independent committee to report on compliance of the company and its contractors with laws governing classification of employees); *Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting that the board adopt policies to ensure the company and its contractors do not engage in illegal trespass actions and report on policies for preventing and handling illegal trespass incidents); *Ford Motor Company* (Mar. 19, 2007) (proposal requesting appointment of independent legal advisory commission to investigate alleged violations of law); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting creation of position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Monsanto Corp.* (Nov. 3, 2005) (proposal requesting establishment of oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); and *General Electric Company* (Jan. 4, 2005) (proposal requesting report detailing NBC's broadcast television stations' activities to meet public interest obligations).

Consistent with the precedent set forth above, the manner in which we monitor suppliers' compliance with the Company's internal policies is a matter that is fundamental to management's ability to run the Company. The Company's management routinely makes decisions about how best to conduct Boeing's business operations in compliance with both external laws and regulations, on the one hand, and internal policies and procedures, on the other hand. Accordingly, Boeing has dedicated organizations and comprehensive processes in place to review and make risk assessments of, and detect and report violations of, laws, regulations and policies. The fact that some



of these laws and policies implicate significant policy issues does not mean that the compliance procedures themselves constitute significant policy issues. To insert shareholders into what are otherwise routine management decisions would interfere with management's core functions of overseeing the Company's compliance programs and managing its relationships with suppliers.

In addition, the Commission routinely has permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) that interfere with the company's business relationships with its suppliers. See, *e.g., Alaska Air Group, Inc.* (Jan. 8, 2010) (proposal requesting a report disclosing maintenance and security standards used by contract repair stations and the company's procedures for overseeing maintenance performed by contract repair stations excludable as relating to ordinary business operations (*i.e.*, decisions relating to vendor relationships)); and *Dean Foods Company* (Mar. 9, 2007) (proposal requesting an independent committee review the company's policies to protect the company's brands and reputation and address consumer criticism excludable as relating to ordinary business operations (*i.e.*, decisions relating to supplier relationships)). Like the proposals in *Alaska Air Group* and *Dean Foods Company*, by requiring that a third party monitor suppliers' compliance with the Company's internal policies relating to human rights, the Proposal impermissibly seeks to interfere with the Company's business relationships with its suppliers.

***The Proposal probes too deeply into complex internal business matters on which shareholders would not be equipped to make an informed judgment***

Boeing is one of the world's major aerospace firms and has relationships with a vast network of suppliers throughout the world. Contracts between Boeing and its suppliers govern matters such as performance specifications, quality standards and delivery schedules. The dynamics of these relationships are extremely complicated and require the balancing of a wide array of legal, business, cultural, internal and external factors, none of which can be reviewed in isolation from the other factors. The Company's management alone possesses the in-depth knowledge of Boeing's operations and supplier network necessary to assess and oversee supplier relationships and legal compliance programs, both of which are fundamental to the Company's day-to-day operations. Accordingly, the Company's management is in the best position to ensure compliance with internal policies, including The Boeing Company Code of Basic Working Conditions and Human Rights (the "Code"), and determine the appropriate means to ensure such compliance (including whether the introduction of independent third-party monitors, as opposed to the Company's existing mechanisms, is likely to help, have no impact, or undermine the supplier relationship as a whole). By contrast, the Company's shareholders are not equipped to make a reasonable judgment regarding these complex business matters, particularly in light of the diverse range of suppliers and the diverse range of issues facing our relationships with suppliers, around the globe.

***The Proposal does not satisfy the "significant social policy" exception***

The Company is aware that a proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company."



Staff Legal Bulletin No. 14C (June 28, 2005). Further, the Company acknowledges that the Staff has previously identified human rights as a "significant policy issue" as defined in the 1998 Release. Accordingly, the Staff has determined that proposals focusing on human rights in a company's supply chain are not generally excludable on ordinary business grounds. See, *e.g.*, *Wal-Mart Stores, Inc.* (March 29, 2011) (proposal requesting that the company require its suppliers to publish sustainability reports); *Abercrombie & Fitch Co.* (April 12, 2010) (proposal requesting that the company adopt a code of vendor conduct); and *Nucor Corporation* (March 6, 2008) (proposal requesting report related to company's operations, including its supply chain, regarding human rights). However, the Proposal does not seek any action on the part of the Company or its suppliers with respect to human rights. Unlike the proposals cited above, the Proposal does not ask the Company to seek information from or impose policies on its suppliers related to human rights. Rather, the Proposal seeks only to dictate the means by which the Company monitors compliance with its own internal policies. The mere fact that the Proposal mentions human rights does not overcome the fact that the Proposal, as discussed above, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and probes too deeply into complex matters upon which shareholders are not equipped to render decisions.

In addition, the Proposal does not even limit its scope to those aspects of the Code relating to human rights. As set forth in the Proposal, the Company is being asked to "implement independent third-party monitoring of its supply chain to verify compliance with its existing 'Basic Working Conditions and Human Rights' [policy]"—not just to verify compliance with those aspects of the Code relating to human rights. The Code, a copy of which is attached hereto as **Exhibit D**, addresses issues other than those relating to human rights. For example, the Code asks that organizations (both Boeing and, per the language at the end of the Code relating to its adoption by others, Boeing's suppliers) establish work shifts and schedules "as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements." The Code also asks that suppliers—again, through the language seeking to have suppliers "adopt and enforce concepts similar to those in the Code"—seek to provide employees with compensation that is "competitive with other world-class companies." See **Exhibit D**. Regardless of what shareholders may or may not seek to have Boeing do in order to enforce its suppliers' commitment to human rights, it is clearly part of Boeing's "ordinary business operations" to determine how to monitor its suppliers' pay levels and the ability of its suppliers to comply with the provisions of its collective bargaining agreements.

The Staff consistently has acknowledged that proposals that focus on significant policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7). See, *e.g.*, *The Home Depot* (Mar. 4, 2009); *General Electric Co.* (Jan. 10, 2005); *Kmart Corp.* (Mar. 12, 1999); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Chrysler Corp.* (Feb. 18, 1998). In *General Electric Co.*, for example, the Staff noted that "although the proposal mentions executive compensation, the thrust of the focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." In addition, in *PetSmart, Inc.* (March 24, 2011), the Staff concurred in the exclusion of a proposal seeking to require suppliers to certify compliance with certain laws relating to animal welfare. While the proposal in



*PetSmart, Inc.* addressed the significant policy issue of the humane treatment of animals, the proposal was deemed excludable under Rule 14a-8(i)(7) because the scope of the laws covered by the proposal was broad in nature, covering potential legal violations that were outside the scope of the significant policy issue itself. Similarly, the Proposal seeks to dictate not only how the Company monitors suppliers' compliance with human rights principles, but how it monitors suppliers' compliance with their own collective bargaining agreements and overall employee compensation practices.

## CONCLUSION

Based on the foregoing, the Company believes the Proposal may be excluded under each of Rule 14a-8(b) and Rule 14a-8(f) and Rule 14a-8(i)(7) and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap., Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order


BOEING

# Exhibit A

The Proposal and Cover Letter

11/14/11 → [handwritten]

# Corporate Responsibility Office

## Province of Saint Joseph of the Capuchin Order

**1015 North Ninth Street**
**Milwaukee, Wisconsin 53233**
**Fax: 414.271.0637**
**Cell: 414.406.1265**

November 11, 2011

W. James McNerney, Jr., Chairman, President and Chief Executive Officer
The Boeing Company
100 N. Riverside MC 50003-1001
Chicago, IL 60606-1596

Dear Mr. McNerney:

Since 1997, my Province and others associated with the Interfaith Center on Corporate Responsibility have been raising the issue of human rights and its effective monitoring in our company's operations and those of its suppliers. Given the fact that other major companies operating in countries like China have embraced independent monitoring, I cannot accept the Boeing Company's resistance to such, especially in places like China when such a country is actually working on planes that will directly compete with ours in ways, I believe, that will show it has violated our own patents, challenging the fiscal security of our Company as well. We believe Boeing cannot afford to refuse to have independent third-party monitoring of its supply chain. Boeing broke a promise to call me this morning to discuss this ongoing concern and, by the end of the day offered no reason for not calling. Thus this resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 worth of The Boeing Company common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of such ownership will come from our Custodian under separate cover, dated November 11, 2011.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of The Boeing Company shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that, finally, we might find decisions made by Boing that would lead us to withdraw the enclosed resolution. Given such, we would be happy to withdraw it.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

**BOEING**

WHEREAS, partially in response to ongoing requests from the proponents of this shareholder resolution, The Boeing Company has established a code of conduct entitled "Basic Working Conditions and Human Rights." Its purported purpose is to ensure basic worker rights in its supply chains around the world. However, contrary to the prevailing norm, the Company has not adopted any mechanisms for external monitoring of this code. For instance, a key requirement of corporate members of the Fair Labor Association (one of the largest groups whose members have international supply chains) is that they commit themselves to the kind of independent third-party verification monitoring requested by this resolution.

Increasingly, given the scope and complexity of supply chain sourcing, companies have found added value in ensuring their own commitment to human rights code-compliance by having external monitoring in addition to making their own on-site reviews.

The Boeing Company has told the proponents of this resolution that it has received no data from any source indicating problems anywhere in its supply chain. While, if true, this is commendable, at the same time it refuses to commit itself to formally engage any entity or process for external monitoring which will ensure that such an attestation is true. Such external monitoring is especially critical since a key supplier of its products is China: a country that consistently is recognized by the U.S. Government and human rights groups as among the worst offenders of human rights among its people.

Boeing needs to take special cognizance of the (un)reliability of the Chinese Government regarding human rights and proprietary information, especially when *Bloomberg BusinessWeek* has shown how China has capitalized on our Chinese business there by developing *its own* "new narrowbody jet that will seat up to 150 people and have its maiden flight in 2014" ("China Takes Aim at Boeing and Airbus," 12.05.10). This will compromise our market share there.

Increasingly companies are recognizing the value-added for shareholders and company credibility by contracting with external entities to ensure their supply-chain compliance. However, in conversations with the filers of this resolution, Boeing has stated such would be a waste of shareholder value. Thus the "resolved" below

RESOLVED: The Board of Directors of The Boeing Company work with management to implement independent third-party monitoring of its supply chain to verify compliance with its existing "Basic Working Conditions and Human Rights" and to regularly share with concerned shareholders its findings, along with the company's own findings.

**Supporting Statement**

That China, especially, cannot be trusted and that its citizens working for Boeing's supply chain may live in fear of reporting human rights violations is verified by a recent revelation of its cyberspying ("China Singled Out for Cyberspying," *Wall Street Journal* 11.04.11). The shareholders believe it is better to have such independent verification than another promise of "delivery" by Boeing that may prove to be questionable. The proponents of this resolution recommend Ronald Reagan's recommendation in this case: "Trust but verify." If you agree please vote "for" this resolution.


BOEING

# Exhibit B

Deficiency Notice / Evidence of Receipt by Proponent



**Gregory C. Vogelsperger**
Chief Counsel - Securities, Finance & Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 22, 2011

**VIA OVERNIGHT COURIER AND FASCIMILE**

Rev. Michael H. Crosby, OFMCap.
Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

**Re:** ***Shareholder Proposal Regarding Third-Party Monitoring of Supply Chain***

Dear Rev. Crosby:

We received your shareholder proposal (the "Proposal") submitted to The Boeing Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in The Boeing Company's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that the Province of St. Joseph of the Capuchin Order (the "Order") is not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that the Order, as a non-registered shareholder or "beneficial holder," demonstrate its eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder verifying that the Order has continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted. On October 18, 2011, the Division of Corporation Finance of the SEC issued Staff Legal Bulletin No. 14F (CF) (the "Bulletin") which provides additional guidance with respect to the standard for proof of ownership. According to the Bulletin, for purposes of Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants, as described in the Bulletin, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per the guidance set forth in the Bulletin. We have enclosed a copy of the Bulletin, as well as a copy of Proxy Rule 14a-8, with this letter. Your response must be postmarked or transmitted electronically with the appropriate documentation and proposal revisions within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you



may transmit your response by facsimile to me at (312) 544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. The Boeing Company reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures

**e-CFR Data is current as of November 14, 2011**



## Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934



### § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( *i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

[illegible]

[illegible]

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

## Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*



# Exhibit C

## Proponent Response

11/29/11 Nikki Kohn

# Corporate Responsibility Office

## Province of Saint Joseph of the Capuchin Order


1015 North Ninth Street
Milwaukee, Wisconsin 53233
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com


November 11, 2011

W. James McNerney, Jr., Chairman, President and Chief Executive Officer
The Boeing Company
100 N. Riverside MC 50003-1001
Chicago, IL 60606-1596

Dear Mr. McNerney:

Since 1997, my Province and others associated with the Interfaith Center on Corporate Responsibility have been raising the issue of human rights and its effective monitoring in our company's operations and those of its suppliers. Given the fact that other major companies operating in countries like China have embraced independent monitoring, I cannot accept the Boeing Company's resistance to such, especially in places like China when such a country is actually working on planes that will directly compete with ours in ways, I believe, that will show it has violated our own patents, challenging the fiscal security of our Company as well. We believe Boeing cannot afford to refuse to have independent third-party monitoring of its supply chain. Boeing broke a promise to call me this morning to discuss this ongoing concern and, by the end of the day offered no reason for not calling. Thus this resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 worth of The Boeing Company common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of such ownership will come from our Custodian under separate cover, dated November 11, 2011.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of The Boeing Company shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that, finally, we might find decisions made by Boing that would lead us to withdraw the enclosed resolution. Given such, we would be happy to withdraw it.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent



**Exhibit D**

The Boeing Company Code of Basic Working Conditions and Human Rights



## About Us

## Culture & Values

# The Boeing Company Code of Basic Working Conditions and Human Rights

This Code of Basic Working Conditions and Human Rights represents the commitment of The Boeing Company to fundamental standards that make Boeing a good place to work.

People are Boeing's most vital asset. The individual and collective contributions of Boeing people at all levels are essential to the success of the company. In recognition of this, Boeing has developed policies and practices designed to assure that our employees enjoy the protections afforded by the concepts set forth in this Code.

Boeing is committed to the protection and advancement of human rights in its worldwide operations, and the concepts in this Code are generally derived from Boeing policies and practices already in place, but which have not previously been summarized in a single document. While parts of this Code reflect our review of working standards and human rights concepts advanced by other groups, such as the International Labor Organization, the Universal Declaration of Human Rights, and the Global Sullivan Principles, this Code represents Boeing's statement of its own standards on these subjects, rather than those of a third party.

Boeing's worldwide operations take place in an increasingly diverse universe, so circumstances can arise where legal, regulatory or other requirements may necessitate applying or interpreting this Code in ways that assure compliance with applicable local law. In any event, however, we believe that the concepts in this Code represent important fundamental values that should underlie all aspects of the employment relationship.

## NON-DISCRIMINATION AND HARASSMENT

It is the policy of The Boeing Company to attract and retain the best qualified people available without regard to race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, or veteran status. Our nondiscrimination policy applies to applicants as well as employees and covers all terms and conditions of employment, including recruiting, hiring, transfers, promotions, terminations, compensation and benefits. Discrimination or harassment based on any of the above factors is prohibited, as is retaliation against a person who has made a complaint or given information regarding possible violations of this policy.

## FREEDOM OF ASSOCIATION

We recognize and respect employee rights to join or not join any lawful organization of their own choosing. We are committed to complying with laws pertaining to freedom of association, privacy and collective bargaining.

## ENVIRONMENT, HEALTH AND SAFETY

We are committed to providing employees with a safe and healthful workplace, protecting the environment wherever we conduct business and striving for excellence in safety, health and environment stewardship.

## WORK ENVIRONMENT AND COMPENSATION

We are committed to promoting a work environment that fosters communication, productivity, creativity, teamwork, and employee engagement. As a global company, we seek to provide employees with compensation and benefits that are fair and equitable for the type of work and geographic location (local market) where the work is being performed, and competitive with other world-class companies.

## HOURS OF WORK AND WORK SCHEDULING

Each Boeing organization establishes work shifts and schedules as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements.

## EXPECTATIONS FOR OUR SUPPLIERS

We are committed to the highest standards of ethical and business conduct as it relates to the procurement of goods and services. Our relationships with our third-party providers, including our consultants and contract labor, are defined by contracts, which are based on lawful, ethical, fair, and efficient practices.

## FORCED LABOR AND CHILD LABOR

Boeing believes that the employment relationship should be voluntary, and the terms of employment must comply with applicable laws and regulations. We are therefore opposed to forced labor and child labor and are committed to complying with applicable laws prohibiting such exploitation.

We will inform our employees about this Code, and we will also encourage the partners and suppliers in our worldwide supply chain to adopt and enforce concepts similar to those in this Code. Employees who believe there may have been a violation of this Code should report it through established channels, and no retaliatory action will be tolerated against anyone who comes forward to raise genuine concerns about possible violations of this Code. Boeing may conduct assessments, as needed, to measure compliance related to the above commitments, using systems and processes it chooses. Boeing will periodically review this Code to determine whether revisions are appropriate. Any such revisions shall be promptly published on Boeing's website.